United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale announces first ore at Voisey’s Bay Mine Extension

Rio de Janeiro, June 15th, 2021 – Vale S.A. (“Vale” or “Company”) informs the milestone achievement of first ore production on its Reid Brook deposit at the Voisey’s Bay Mine Expansion Project in Northern Labrador.

Home to one of the largest nickel deposits in the world, Voisey’s Bay has been producing nickel from an open-pit operation since 2005. The transition to underground involves the development of two underground mines – Reid Brook and Eastern Deeps - extending the life of Vale’s Labrador operations and achieving production of 40,000 tons of nickel in concentrate at a peak annual production rate of 2.6 million tonnes by 2025, with about 20,000 tonnes copper and 2,600 tonnes of cobalt as byproducts. The project is 65% complete, with executed capital expenditures of US$ 1,260 million and Eastern Deeps start-up is expected for 2022.

“Our Voisey’s Bay operations, and indeed our entire operating footprint in Newfoundland and Labrador, represent an incredible story of Indigenous participation, economic capacity building, environmental responsibility and safety performance,” said Mark Travers, Executive Vice-President for Base Metals with Vale.

Voisey’s Bay Mine is a multiple winner of the John T. Ryan Award recognizing the safest mine performance in Canada – receiving the honor again in 2021. Faced with the unprecedented challenges of COVID-19, the Mine Expansion Project followed suit, reaching first ore production with zero lost time injuries since construction began in 2018.

Indigenous participation is a hallmark of the Voisey’s Bay operation, enjoying a collaborative relationship with its Indigenous partners, Innu Nation & Nunatsiavut Government, on whose traditional lands the Voisey’s Bay Complex is located. Since the Voisey’s Bay Mine Expansion Project began in 2018, Innu and Nunatsiavut Inuit employment has more than doubled to approximately 500 employees and 65% of all procurement contracts for the project were awarded to Indigenous-owned businesses. The ability to mine and process ore from underground will continue to generate local employment, procurement, capacity-building and shared benefit for many years to come.

Ore produced at Voisey’s Bay is processed at Vale’s Long Harbour, one of the world’s lowest emission nickel processing plants. The sustainably-produced, responsibly sourced nickel, copper and cobalt products will help meet future customer demand in the electric vehicle and clean energy space as industry seek to reduce greenhouse gas emissions and lower carbon footprints.

The production of first ore production at Voisey’s Bay represents Vale’s commitment to the continued delivery of quality, predictable and responsibly sourced material to market with safety, capacity-building and Indigenous participation at the forefront.

Luciano Siani Pires
Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: June 15, 2021		Head of Investor Relations